Filed by RTI International Metals, Inc.
Commission File No. 001-14437
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: RTI International Metals, Inc.
Commission File No. 001-14437

Dear RTI Employees,

Nothing is more constant in business than change. The purpose of this letter is to brief you on an historic change for RTI. This morning, we announced that RTI has entered into a definitive agreement to be acquired by Alcoa, a company with $24 billion in revenue in 2014 and a more than 125-year history, as part of a $1.5 billion deal.

As a public company, with our ownership shares traded on the New York Stock Exchange, RTI’s strategic plan directs us to maximize value for our shareholders – a group that includes many of you. This transaction will do that by delivering significant, immediate value, as well as long-term growth, to our shareholders. Under terms of the agreement, Alcoa will acquire all outstanding shares of RTI in a stock-for-stock transaction where RTI shareholders will receive 2.8315 Alcoa shares for each RTI share, representing a value of $41 per RTI share based on Alcoa’s closing price on March 6, 2015.

This transaction is a great fit for our companies, customers and employees. Fortune magazine has named Alcoa the most admired metals company four years in a row, and its recent acquisitions of Firth Rixson, TITAL, and now RTI are part of Alcoa’s transformation from an aluminum company to a lightweight, multi-material innovator. With RTI, Alcoa will grow its value-add business, strengthen its aerospace and energy portfolios, diversify its markets with the addition of medical, and expand its range of titanium offerings and advanced additive manufacturing technologies. In return, RTI gains greater depth of capital and resources to further innovation and enhance our vertical integration strategy across our business and our supply chain.

Beyond that, this transaction will bring opportunities for RTI’s Dynamic Workforce. As a part of that workforce, you have played an important role in building RTI’s Valued Brand over the years. Today, Alcoa’s offer confirms that value and promises additional resources and opportunities that will drive workforce development and the creation of an even brighter future for employees.

In the near term it is important that we focus on delivering the same quality, service and financial performance that we outlined in our 2015 operating plan. We will continue to do “business as usual” and remain focused on driving our strategic initiatives. RTI’s bonus plan provides for a quarterly payment based on achievement of our operating plan targets. These payments should serve as a retention incentive and a motivator to continue running our business to our usual standards of excellence.

Please understand that this transaction will not be finalized immediately, nor can we communicate all details immediately. We must wait for shareholder and regulatory approvals and other legal requirements to be met –something we are working diligently to accomplish. Rest assured that you will receive regular updates regarding the status of the process through its closing, which we anticipate to occur in the next three to six months.

A press release regarding this transaction is attached, along with an introductory letter from Klaus Kleinfeld, Chairman and CEO of Alcoa. Please take some time to read both of them. After that, I invite you to join me on a global employee webcast at 11:00 am EST this morning to hear in greater detail why our two companies are a great fit. You will receive separate communication via email or from your supervisor about how to join this webcast.

Thank you for all that you do to make RTI a success.

Sincerely,

Dawne S. Hickton

Vice Chair, President and CEO

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to RTI and Alcoa, the management of either such company or the proposed transaction between RTI and Alcoa, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. RTI and Alcoa undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; restrictions imposed by outstanding indebtedness; worldwide and regional economic, business, and political conditions; changes in customer demand and requirements; business cycles and other industry conditions; the timing of new services or facilities; ability to compete with others in the industries in which RTI and Alcoa operate; effects of compliance with laws; fluctuations in the value of currencies in major areas where operations are located; matters relating to operating facilities; effect and costs of claims (known or unknown) relating to litigation and environmental remediation; ability to develop and further enhance technology and proprietary know-how; ability to attract and retain key personnel; escalation in the cost of providing employee health care; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the merger; the failure to obtain approval of the merger by the requisite vote of the shareholders of RTI and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in RTI’s and Alcoa’s respective reports filed with the SEC, including RTI’s annual report on Form 10-K for the year ended December 31, 2014 and Alcoa’s annual report on Form 10-K for the year ended December 31, 2014, in each case, as such reports may have been amended. This document speaks only as of its date, and RTI and Alcoa each disclaims any duty to update the information herein.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. RTI SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement/prospectus will be mailed to shareholders of RTI. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Alcoa at its website, www.alcoa.com, or 390 Park Avenue, New York, NY 10022, attention: Corporate Secretary, or from RTI at its website, www.rtiintl.com, or Westpointe Corporate Center One, 1550 Coraopolis Heights Rd, Pittsburgh, PA 15108, attention: Secretary.

Participants In Solicitation

RTI and Alcoa and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning RTI’s participants is set forth in the proxy statement, dated March 28, 2014, for RTI’s 2014 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Alcoa’s participants is set forth in the proxy statement, dated March 18, 2014, for Alcoa’s 2014 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of RTI and Alcoa in the solicitation of proxies in respect of the proposed merger will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.